January 20, 2016 VIA EDGAR Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Stephen Krikorian
Accounting Branch Chief, Office of Information Technologies and Services

Wix.com Ltd.
Form 20-F for the Year Ended December 31, 2014, Filed March 31, 2015
File No. 001-36158

Dear Mr. Krikorian:

On behalf of our client, Wix.com Ltd., an Israeli company (the “Company”), we are submitting this letter to respond to a comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated January 5, 2016 (the “Comment Letter”) relating to the Annual Report on Form 20-F filed by the Company on March 31, 2015 (the “Annual Report”).

Set forth below is the response of the Company to the comment in the Comment Letter. For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response.

Item 5: Key Financial and Operating Metrics

Adjusted EBITDA, page 54

1.
We note your disclosure of “Adjusted EBITDA” which includes adjustments for the changes in deferred revenues and prepaid domain registration costs. Your calculation of “Adjusted EBITDA” begins with “Net loss” which implies that “Adjusted EBITDA” is a performance measure; however your disclosure that the measure is “used to evaluate the cash profitability of the business” is not consistent with that of a performance measure since the deferred revenue has not been earned. Please tell us the appropriateness of this measure as a performance measure and how it is useful to investors.

Response:

Adjusted EBITDA is a performance measure used by the Company to evaluate the profitability of its business.  As noted by the Staff, among other adjustments, the Company adds back the change in deferred revenues in order to determine its Adjusted EBITDA for a particular period.  Deferred revenue results from users that pay for an annual subscription package.  As of the first quarter of 2014, annual subscription packages constituted approximately 66% of all premium subscriptions and that number has increased to approximately 83% as of the end of 2015.  The balance of premium subscriptions is comprised of monthly subscriptions.

Securities and Exchange Commission
January 20, 2016

Payment for annual premium subscriptions occurs in full at the time of sale and annual premium subscriptions are non-cancelable and non-refundable.  Revenue is recognized ratably over the term of the subscription and the Company acknowledges that this revenue is not “earned” under applicable accounting rules; however, given that payment in full is collected in each case and annual premium subscriptions cannot be cancelled or refunded after the first 14 days, the Company considers that the change in deferred revenues clearly represents the success of its efforts to sell annual premium subscriptions.  Sales of annual premium subscriptions are a fundamental component of the performance of the Company’s business.

In order to ensure that investors fully understand the inclusion of change in deferred revenue in the Adjusted EBIDTA calculation, the Company proposes to amend the disclosure in its upcoming Form 20-F as follows:

“For a description of how we use adjusted EBITDA to evaluate our business, see “Item 5. Operating and Financial Review and Prospects—Key Financial and Operating Metrics.” We believe that this non-GAAP financial measure is useful in evaluating the performance of our business because the exclusion of certain expenses and the addition of the change in deferred revenues and prepaid domain registration costs in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Nevertheless, this information should be considered as supplemental in nature and is not meant as a substitute for net loss recognized in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate adjusted EBITDA differently or not at all, which reduces their usefulness as a comparative measure. You should consider adjusted EBITDA along with other financial performance measures, including revenues, net cash used in operating activities, and our financial results presented in accordance with U.S. GAAP.”

“Adjusted EBITDA

We define this metric as net loss excluding interest, bank charges and other financial expenses (income), net, unrealized losses (gains) on hedging transactions, other expenses, taxes on income, depreciation, amortization, share-based compensation expense and other unusual or non-recurring expenses, and including the effect of changes in deferred revenue and prepaid domain registration costs.  We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results because the exclusion of certain expenses and adding the changes in our deferred revenues and prepaid domain registration costs in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.  In particular, since approximately 80% of our premium subscriptions in 2015 were annual subscriptions, our deferred revenues have continued to grow.  Deferred revenues are not earned for accounting purposes and, accordingly, are deferred; however, we have received payment in full for each annual subscription and they are non-cancelable and non-refundable.  As a result, our management considers the change in deferred revenues to represent the success of its efforts to sell annual premium subscriptions and a meaningful component of the overall performance of our business. Adjusted EBITDA is a non-GAAP financial measure.”

The Company will remove the paragraph that immediately followed the paragraph set forth above and, accordingly, will not refer to “cash profitability” in order to avoid confusion with a liquidity measure.

Securities and Exchange Commission
January 20, 2016

Please do not hesitate to contact the undersigned at (212) 819-8754 with any questions.

Sincerely,
/s/ Colin Diamond
Colin Diamond

cc:	Lior Shemesh, Chief Financial Officer, Wix.com Ltd.
Eitan Israeli, General Counsel, Wix.com Ltd.